Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

February 18, 2011

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Resources Development Inc. Registration Statement on Form S-1 Filed January 14, 2011 File No. 333-171727

Dear Mr. Schwall:

On behalf of China Resources Development Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated February 14, 2011, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original Registration Statement filed on January 14, 2011.  We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Sirimal R. Mukerjee.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Registration Statement on Form S-1

General

1.	Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

We will make parallel changes to all affected disclosure as requested.

Securities and Exchange Commission

February 18, 2011

2.
If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item. Make sure that your letter of response indicates precisely by section name and by page number where in the marked version of the amendment responsive disclosure to each numbered comment and each point may be found.

We will fully respond to each question and item, as well as indicate in what section and page number in the marked version of Amendment No. 1 responsive disclosure has been included, as requested

3.
You leave blanks throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. Please supply the omitted information, using brackets if necessary to identify information that is subject to change.

We have supplied all omitted information to the extent possible as requested.  Prior to requesting acceleration of the effective date of the Registration Statement, we will ensure that only information permitted to be omitted under Rule 430A of Regulation C is actually omitted.

4.
Revise the cover page of the Form S-1 to provide the name and address of your agent in the United States authorized to receive notice, as Schedule A requires. Similarly, provide the signature of your authorized representative in the United States that Instruction 1 to Signatures, Form S-1, requires.

We have revised the cover page and the signature page of the Registration Statement as requested.

5.	Disclose whether any of your officers or directors resides in the United States.

We have revised the disclosure in the “Prospectus Summary” on page 3 of the Registration Statement and in the section titled “Management” on page 86 of the Registration Statement as requested.

6.
Provide all the disclosure, including any appropriate risk factors, that Item 101(g) of Regulation S-K requires, or explain to us why you do not believe the disclosure would be required in your circumstances.

We have revised the disclosure in the “Prospectus Summary” on page 3 of the Registration Statement as requested.  We note that risk factor disclosure containing the information required by Item 101(g) of Regulation S-K is also included in the Registration Statement under the title “Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited” on page 32 of the Registration Statement.

Securities and Exchange Commission

February 18, 2011

7.
Please advise us regarding the status of your search for an underwriter. Also provide us with your basis for (i) for disclosing the underwriting discount and (ii) stating that the offering will be made on a firm-commitment basis, in each case without having named a representative of the underwriters.

The Company initially included the underwriting discount in the Registration Statement based on its review of similar blank check offerings and the amount the Company intended to pay to the underwriters eventually selected to participate in the offering.  Furthermore, the Company only contemplated that the offering would be conducted on a firm-commitment basis.  The Company has since engaged Lazard Capital Markets LLC (“Lazard”) as the representative of the underwriters for the offering and the offering will be made on a firm-commitment basis as originally disclosed.  We have revised the Registration Statement to indicate Lazard’s role in the offering as well as the currently anticipated amount of underwriting discounts.

8.
Inform us when the amount of compensation allowable or payable to the underwriter has received clearance by the F1NRA. Prior to requesting accelerated effectiveness, be sure to provide us with a copy of the FINRA no objections letter.

The amount of compensation allowable or payable to the underwriters in the offering has not yet received clearance by FINRA.  Prior to requesting acceleration of effectiveness of the Registration Statement, we will provide the Staff with a copy of the FINRA no-objection letter or will arrange for the staff of FINRA to contact the Staff to confirm clearance of the underwriting arrangements.

9.
Revise to emphasize to the reader that despite the offering size of $75,000,000, due to the 93.3% provision, the company might end up with only a net equity investment of $5,000,000, which could substantially limit your options regarding business acquisitions. Explicitly state why you chose that vote provision and net equity threshold, and, if true, make clear that this could result in a target company or companies with a collective fair market value of only $4,000,000.

We have revised the disclosure in the “Prospectus Summary” on page 3 of the Registration Statement and in the section titled “Proposed Business – Shareholders May Not Have the Ability to Approve Business Combination” on pages 66 and 67 of the Registration Statement as requested to emphasize the limitations that the Company’s conversion threshold may place on it consummating a business combination, as well as stating why the Company chose the vote provision and net equity threshold.

Securities and Exchange Commission

February 18, 2011

Notwithstanding the 93.3% conversion provision, and as disclosed throughout the Registration Statement, the Company must acquire a target business or businesses with a fair market value of at least 80% of the trust account balance at the time of execution of the definitive agreement for such business combination.  Because holders can convert their shares or sell their shares to the Company in a tender offer only upon consummation of a business combination, the fair market value of the target business at the time of signing the definitive merger agreement must be substantially in excess of $4,000,000.  As disclosed elsewhere in the Registration Statement, shareholders’ exercise of their conversion or tender rights may require the Company to arrange third-party financing in order to fund the initial business combination. Accordingly, we have not revised the disclosure in the Registration Statement in response to this portion of the Staff’s comment.

10.
Similarly, please add expanded disclosure following the information you currently set forth starting at page 77 to clarify the extent to which the changes from the traditional blank check model are designed to or have the effect of ensuring completion of the transaction or minimizing the ability of public shareholders to affect whether or not a particular merger is completed. Compare the material terms of your offering with the terms found in more conventional special purpose acquisition offerings.

We have revised the disclosure in the section titled “Proposed Business – Comparison to Offerings of Blank Check Companies Subject to Rule 419” on pages 77, 78, 79, 80 and 81 of the Registration Statement as requested.  We have further added a new section titled “Mechanisms Which Make it Easier to Consummate a Business Combination” on page 82 of the Registration Statement to clarify the changes designed to make it easier, or having the effect of making it easier, for the Company to consummate a business combination as requested.

11.
It appears that six of your nine officers and directors had similar roles with China Mining Resources, which was also a SPAC filed on Form S-1. That filing never progressed to effectiveness or a closing. That proposed transaction shares a number of similarities with the current offering. For example, the last version of the prospectus cover page indicated in part as follows:

Although our efforts in identifying prospective target businesses will not be limited to particular industry or country, we expect to focus on businesses located in or serving the [PRC] that are engaged primarily in the mineral mining industry and related industries.

Revise the prospectus to place proper emphasis on this abandoned prior offering and the similarities it shares with the current offering, including the roles played (and to be played in the current offering) by the six individuals and affiliated entities and consultants. We note, for example, that you do not mention China Mining Resources’ parallel business plan in the sketch you provide for Mr. Lee at page 81 and references to his affiliation with that offering elsewhere in the prospectus. We may have additional comments.

Securities and Exchange Commission

February 18, 2011

We have revised the disclosure in the “Management” section on page 83 of the Registration Statement as requested to disclose the similarities between the Company’s offering and the offering of China Mining Resources Holding Limited (“China Mining”) as requested.

We respectfully disagree, however, that the abandonment of the China Mining offering requires additional emphasis in the Registration Statement.  As disclosed, the China Mining offering was abandoned due to market conditions, not because of any negative factor related to the Company’s officers and directors that were involved in such proposed offering, nor because the Company’s officers determined they would be unable to search for, locate and subsequently consummate a business combination.  In fact, since the China Mining offering was never consummated, most of the Company’s officers or directors that were involved in such offering never took any actions on behalf of China Mining.  We further note that many other proposed SPAC offerings were abandoned for similar reasons during the same time period.  As a result, we do not believe any further emphasis is warranted and therefore have not revised the Registration Statement in response to this portion of the Staff’s comment.

12.
We note your disclosure that you will have 24 months from the closing of the initial public offering to consummate your initial business combination. Please expand your disclosure to indicate whether you will seek shareholder approval to extend the 24-month time period if you have not consummated a business combination within such period.

We have revised the disclosure in the “Prospectus Summary” on page 15 of the Registration Statement and in the section titled “Proposed Business – Liquidation if No Business Combination” on page 69 of the Registration Statement to indicate that the Company will not take any action to extend the 24-month time period.

13.
With your next amendment, please provide the exhibits your currently omit, including for example your bylaws, charter, legality opinion, tax opinion, and form of underwriting agreement. This will expedite our review and provide you with sufficient time to respond to potential staff comments.

We have filed a majority of the exhibits with Amendment No. 1 as requested.  To the extent we have not filed an exhibit with Amendment No. 1, we will file such exhibit as soon as possible.

Securities and Exchange Commission

February 18, 2011

14.
Obtain and provide to us an opinion from counsel to support the legality under Cayman Islands law of management voting the “Excess Shares” in the manner you describe at page 67 under “Voting Restrictions.”

Prior to the Registration Statement being declared effective, the Company will provide the Staff with an opinion from Cayman Islands counsel to support the legality under Cayman Islands law of management voting the “Excess Shares”.

Table of Contents, page i

15.	Please ensure that your table of contents is complete and accurate. For example, we note that you have not included an entry for your “Taxation” section.

We have revised the table of contents to ensure that it is complete and accurate as requested.

Prospectus Summary, page 1

The Offering, page 4

16.
Clarify in necessary detail here or elsewhere how you intend to search for potential business combinations. For example, describe the likely role to be played by your directors, officers, affiliates, and private third party firms. In each case, disclose whether any finder’s or similar fees will be paid in connection therewith. In this regard, we note your disclosure at page 92.

We respectfully direct the Staff to the disclosure contained in the section titled “Proposed Business – Sources of Target Businesses” located on page 63 of the Registration Statement, which indicates as follows:

“We believe our officers and directors, as well as their respective affiliates, will bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions.”

“While we do not presently anticipate engaging the services of any other professional firms or individuals that specialize in business acquisitions on any formal basis, we may engage these firms or other individuals in the future, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. As indicated above, our management has experience in evaluating transactions, particularly in the basic minerals mining and related industries, but will retain advisors as they deem necessary to assist them in their due diligence efforts.”

Securities and Exchange Commission

February 18, 2011

We further direct the Staff to the disclosure contained in the section titled “Proposed Business – Selection of a Target Business and Structuring of a Business Combination” located on page 64 of the Registration Statement, which indicates as follows:

“In evaluating a prospective target business, we will conduct an extensive due diligence review which will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial and other information which is made available to us. This due diligence review will be conducted either by our management or by unaffiliated third parties we may engage, although we have no current intention to engage any such third parties.”

Accordingly, we respectfully believe the requested disclosure is already contained in the Registration Statement.  We therefore have not revised the disclosure in the Registration Statement in response to the Staff’s comment.

17.
Explain to us in necessary detail how potential purchases by you or affiliates prior to consummation of the proposed acquisition(s) will comply with the tender offer rules, and also discuss how you will ensure compliance with Regulation M. Also clarify whether some purchases may be at a premium to the initial offering price. Among other things, we note the disclosure at page 68 that “it is intended that repurchases will comply....” We may have additional comments.

With respect to the tender offer rules, because the permitted repurchases will cease upon the date immediately prior to the vote held to approve such business combination or the commencement of the tender offer process, such repurchases would not be subject to the tender offer rules (which require that repurchases made from the time of public announcement of the tender offer until the expiration of the tender offer be made only as part of such tender offer).

With respect to Regulation M, we have revised the disclosure in the “Prospectus Summary” on page 14 of the Registration Statement and in the section titled “Proposed Business – Permitted Repurchases of our Securities” on page 68 of the Registration Statement to indicate how the repurchases will be made in compliance with Regulation M as requested.

With respect to the final part of the Staff’s comment, it is extremely unlikely that purchases will be at a premium to the initial offering price. The purchase price may not exceed the per-share amount then held in trust, which is initially anticipated to the offering price. It is currently anticipated that all interest earned on the trust account proceeds will be withdrawn and used for working capital and to pay any tax obligations.  Notwithstanding the foregoing, we have revised the disclosure in the “Prospectus Summary” on page 14 of the Registration Statement and in the section titled “Proposed Business – Permitted Repurchases of our Securities” on page 69 of the Registration Statement to indicate that the purchases, although unlikely, may be at prices higher than the initial public offering price as requested.

Securities and Exchange Commission

February 18, 2011

18.
We note your disclosure at page 5 suggesting that you are not registering the issuance of shares underlying the warrants. Please reconcile this with your disclosure under your Calculation of Registration Fee Table.

As the Staff points out, we have registered the issuance of the shares underlying the warrants in the Registration Statement.  However, the warrants will not become exercisable until the Company has completed its initial business combination.  Accordingly, in order for a holder to use the Registration Statement with respect to the shares issuable upon exercise of the warrants, the Registration Statement would need to be updated so that it is current.  We have revised the disclosure in the “Prospectus Summary” on page 5 of the Registration Statement and in the section titled “Description of Securities – Warrants” on page 97 of the Registration Statement to clarify the foregoing.

19.
We note your disclosure at page 15 that Robin Lee has contractually agreed that he will be personally liable to ensure that the proceeds in the trust account are not reduced by certain third party claims, except if there is a waiver agreement. Please disclose whether you currently have any waiver agreements and, if so, from whom they have been obtained. Also, please disclose the steps you have taken to determine whether Mr. Lee has sufficient funds to cover potential claims. In addition, file as an exhibit the agreement between you and Mr. Lee that memorializes the aforementioned arrangement.

We have revised the disclosure in the “Prospectus Summary” on page 15 of the Registration Statement and in the section titled “Proposed Business – Liquidation if No Business Combination” on page 70 of the Registration Statement to indicate that no waiver agreements have been obtained.

We have revised the disclosure in the “Prospectus Summary” on page 16 of the Registration Statement and in the section titled “Proposed Business – Liquidation if No Business Combination” on page 70 of the Registration Statement to indicate that the Company’s board of directors questioned Mr. Lee on his financial net worth and reviewed his financial information to determine whether Mr. Lee has sufficient funds to cover potential claims.

The exhibit between the Company and Mr. Lee that memorializes Mr. Lee’s indemnification obligation will be filed as soon as possible.

Securities and Exchange Commission

February 18, 2011

Risk Factors, page 19

General

20.
Eliminate text which mitigates the risks you present, including some of the clauses that precede or follow “although,” “while,” or “however.” Similarly, state the risks plainly and directly, eliminating “no assurance” and “cannot assure” type language.

We have revised the disclosure in the “Risk Factors” section of the Registration Statement as requested.

21.
Eliminate generic risk factors that would apply to any new company, and ensure that your risk factors are brief and tailored to your particular facts. Also, if risks would only apply to your original (private) investors, consider whether they belong in this prospectus. For example, it is unclear to whom the “An investment in this offering” at page 34 would apply under the circumstances, and the preceding risk factor applies to any newly public company.

We have revised the disclosure in the “Risk Factors” section of the Registration Statement as requested to remove all generic risk factors.

Proposed Business, page 57

Competitive Advantages, page 58

22.	It does not appear appropriate under the circumstances to refer to your “competitive advantages.” Please revise accordingly, or explain to us why you believe it is appropriate.

We have revised the disclosure in the section titled “Proposed Business” on pages 58 and 59 of the Registration Statement to remove references to “competitive advantages” as requested.

23.
We note your discussion of management’s deal sourcing capabilities. Please revise to specifically identify any affiliates of management (in addition to GSPL and SSCM) that will play a role in finding targets for business combinations, including any fees that you will pay in respect thereof.

We have revised the disclosure in the section titled “Proposed Business” on page 58 of the Registration Statement as requested.

Securities and Exchange Commission

February 18, 2011

Management, page 81

Directors and Executive Officers, page 81

24.
We note your disclosure relating to China Mining Resources Holdings Limited. Disclose in necessary detail each individual’s participation and affiliation with other SPACs, as well as the status of any such SPACs.

None of the Company’s officers or directors has been involved in any other blank check company.  We have revised the disclosure in the section titled “Management” on page 86 of the Registration Statement as requested.

25.	With a view toward disclosure, advise us of the number of full time employees of GSPI.

GSPI has two full time employees, including Mr. Ambruz.

Special Advisor, page 84

26.	Please revise your disclosure to clarify whether you have entered into an agreement with Mr. Worrall. If so, please file the agreement with your next amendment.

We have revised the disclosure in the section titled “Management” on page 86 of the Registration Statement to indicate that the Company has not entered into any agreement with Mr. Worrall.

Conflicts of Interest, page 86

27.
We note your disclosure that “[n]one of your officers and directors are required to commit their full time” to you. We further note your disclosure in your risk factor at page 24 that you “presently expect each of [y]our employees to devote such amount of time as they reasonably believe is necessary to [y]our business.” Please revise your disclosure here and in your risk factor to quantify the amount of time you expect your employees to devote to you.

We have revised the disclosure in the risk factor titled “Our officers and directors will allocate their time to other businesses thereby potentially limiting the amount of time they devote to our affairs” on page 24 of the Registration Statement, the section titled “Proposed Business – Employees” on page 71 of the Registration Statement and the section titled “Management – Conflicts of Interest” on page 89 of the Registration Statement as requested.

Securities and Exchange Commission

February 18, 2011

Underwriting, page 110

28.
We note your disclosure at page 5 that the insiders “have agreed that the insider warrants will not be sold or transferred by them (except to certain permitted transferees) until after [you] have completed an initial business combination.” Please revise your disclosure here to indicate whether such transfer restrictions are memorialized in lock-up or other similar agreements and, if so, please provide the basis for not filing such agreements as exhibits.

We have revised the disclosure in the section titled “Underwriting” on page 117 of the Registration Statement as requested to indicate that the transfer restrictions are contained in a letter agreement. The form of the letter agreement has been filed as an exhibit to the Registration Statement.

Financial Statements

General

29.
We note that you have presented audited financial statements as of January 6, 2011 and for the period from the date of your inception (i.e., December 6, 2010) to January 6, 2011. However, because you have identified December 31 as your fiscal year-end, it appears that audited financial statements as of December 31, 2010 should have been provided in your filing. Please advise. Refer to Rule 3-01 of Regulation S-X.

We have revised the financial statements in the Registration Statement to include information as of December 31, 2010 as requested.

Exhibits and Financial Statement Schedules, page 11-2

30.
File an opinion of counsel relating to the tax matters described under “Taxation” and under “Risk Factors,” or explain why you do not believe one would be required. Refer to Item 601(b)(8) of Regulation S-K.

Item 601(b)(8) of Regulation S-K requires that a tax opinion be filed as an exhibit to a registration statement only if actual representations as to tax consequences are set forth in the registration statement.  The tax section included in the Registration Statement only provides general disclosure related the tax treatment of acquiring, holding and disposing of the Company’s securities.  Accordingly, we respectfully submit that a tax opinion is not required by Item 601(b)(8) or Regulation S-K.

Securities and Exchange Commission

February 18, 2011

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours, /s/ Jeffrey M. Gallant Jeffrey M. Gallant

cc:           Robin Lee